UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OFS Credit Company, Inc.
_______________________________________________________________
(Name of Issuer)

Common Stock, par value $0.001 per share
_______________________________________________________________
(Title of Class of Securities)

67111Q 107
______________________________________________________________
(CUSIP Number(s))

October 10, 2018
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67111Q 107

1.	NAMES OF REPORTING PERSONS Richard S. Ressler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 225,000*
	6.	SHARED VOTING POWER 75,000*
	7.	SOLE DISPOSITIVE POWER 225,000*
	8.	SHARED DISPOSITIVE POWER 75,000*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 11.98%
12.	TYPE OF REPORTING PERSON IN

*Based on 2,505,000 shares of the Issuer’s Common Stock outstanding as of October 10, 2018.

CUSIP No. 67111Q 107

Item 1(a).    Name of Issuer:

OFS Credit Company, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606

Item 2(b).    Name of Person Filing:

Richard S. Ressler

Item 2(b).    Address or Principal Business Office or, if none, Residence:

4700 Wilshire Boulevard
Los Angeles, CA 90010

Item 2(c).    Citizenship:

United States of America

Item 2(d).    Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).    CUSIP Number:

67111Q 107

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.     Ownership

As reported in the cover pages to this report, the ownership information with respect to Mr. Ressler is as follows:

(a)	Amount beneficially owned: 300,000*

(b)	Percent of class: 11.98%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 225,000*

CUSIP No. 67111Q 107

(ii)	Shared power to vote or to direct the vote: 75,000*

(iii)	Sole power to dispose or to direct the disposition of: 225,000*

(iv)	Shared power to dispose or to direct the disposition of: 75,000*

* The 300,000 shares of Common Stock beneficially held by Mr. Ressler includes (i) 225,000 shares for which Mr. Ressler is the record owner, (ii) 70,000 shares for which Orchard First Source Asset Management, LLC (“OFSAM”) is the record owner and (iii) 5,000 shares for which OFS Funding I, LLC (“OFS Funding”) is the record owner. OFS Funding is a wholly-owned subsidiary of OFSAM. Mr. Ressler has ownership interests in OFSAM. As a result, Mr. Ressler may be deemed to beneficially own the shares held of record by each of OFSAM and OFS Funding by virtue of his ownership interest in OFSAM and, indirectly, OFS Funding.

Item 5.        Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 10, 2018

By: /s/ Richard S. Ressler
Name: Richard S. Ressler